August 1, 2007

NOTICE OF CHANGE IN CORPORATE STRUCTURE
PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102

(a)	Names of the Parties to the Transaction

YGC Resources Ltd (“YNG”) (now known as Yukon-Nevada Gold Corp.) and Queenstake Resources Ltd. (“Queenstake”).

(b)	Description of the Transaction

On June 20, 2007 YNG completed a plan of arrangement pursuant to the terms of a Combination Agreement dated March 16, 2007 (the “Transaction”).

As disclosed in YNG’s news release dated June 21, 2007, pursuant to the terms of the Combination Agreement, all of the issued and outstanding securities of Queenstake were exchanged for securities of YNG on a ten Queenstake for one YNG basis and YNG changed its name to Yukon-Nevada Gold Corp. Queenstake is now the wholly-owned subsidiary of YNG. Reference can be made to Management’s Information Circular filed May 1, 2007, which is available on the SEDAR website, for details of the transaction.

YNG commenced trading at Yukon-Nevada Gold Corp. on the TSX under the symbol “YNG” on June 25, 2007.

(c)	Effective Date of the Transaction

June 20, 2007.

(d)	Names of Each Party that Ceased to be a Reporting Issuer
Subsequent to the Transaction and each Continuing Entity;

Application is being made for an Order Declaring Queenstake Resources Ltd. to having ceased to be a Reporting Issuer;

(e)	Date of the Reporting Issuer’s Financial Year-End Subsequent to the Transaction

December 31, 2007

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(f)	The Periods of the Interim and Annual Financial Statements Required to be Filed
for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

Not applicable.

Dated: August 1, 2007

Yukon-Nevada Gold Corp.

By:	/s/Graham Dickson
Graham Dickson
President and CEO